UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005.

Commission File Number 001-14552

TOP IMAGE SYSTEMS LTD.

(Translation of registrant's name into English)

2 HABARZEL STREET, RAMAT HAHAYAL, ISRAEL 69710

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        The Registrant is filing herewith a copy of the Registrant’s press release dated as of September 6, 2005, disclosing the resignation of a member of the Registrant’s Board of Directors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2005	Top Image Systems Ltd. BY: /S/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE

Top Image Systems Announces Resignation of Board Member

Tel Aviv, Israel – September 6, 2005 – Top Image Systems, Ltd. (NASDAQ: TISA), a leading innovator of Data Capture solutions, announced today that Mr. Tom Lavey has resigned from the company’s board of directors for personal reasons, and that no decision as to a replacement has been made at this time. Mr. Tom Lavey joined the TIS Board of Directors in August 2002.

“Mr. Lavey has contributed greatly to the Company’s strategy and success during his tenure,” said Dr. Ido Schechter, Chief Executive Officer of TIS. “We appreciate Mr. Lavey’s effort on behalf of TIS, but we understand his need to focus on other areas and we wish him well.”

Mr. Lavey said: “I have served as chairman of the Top Image Systems Board for the agreed upon three year term. A new executive position I have recently taken will consume my time and therefore have decided not to pursue an additional term. Nevertheless, I am very comfortable with the current strategy and leadership of Dr. Ido Schechter and his management team, and wish the company the best of success in the future.”

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Adi Granot
Investor and Public Relations Manager
Top Image Systems Ltd.
+972 3 7679114
adi@TopImageSystems.com